UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Amendment No. 1)

[X]	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[ ]	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ______________	Commission File Number ______________

A2Z Smart Technologies Corp.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	3569	N/A
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

1600-609 Granville Street

Vancouver, British Columbia

(647) 558-5564

(Address and telephone number of Registrant’s principal executive offices)

COGENCY GLOBAL INC.

122 East 42nd Street, 18th Floor

New York, NY 10168

1-800-221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	A2Z (reserved)	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. [  ] Yes [X] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[  ]Yes [  ] No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

[X] Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [  ]

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [  ]

EXPLANATORY NOTE

A2Z Smart Technologies Corp. (the “Company”, the “Registrant”) is a Canadian public issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company initially filed the Registration Statement on Form 40-F on June 9, 2021 (SEC file number 001-40472). The Company is filing this Amendment No. 1 to the Registration Statement (i) include additional exhibits, each of which is incorporated by reference in this Registration Statement on Form 40-F; and (ii) amend the exhibit references under the heading “Principal Documents”. No other amendment to the Company’s Registration Statement on Form 40-F is being effected hereby.

FORWARD LOOKING STATEMENTS

Except for the historical information contained in this registration statement, the statements contained in this registration statement and the exhibits incorporated by reference into this registration statement are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations. We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. For example, statements concerning financial condition, possible or assumed future results of operations, growth opportunities, industry ranking, plans and objectives of management, markets for our common shares and future management and organizational structure are all forward-looking statements. Forward-looking statements are not guarantees of performance. They involve known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to differ materially from any results, levels of activity, performance or achievements expressed or implied by any forward-looking statement.

Some of the risks, uncertainties and assumptions that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include but are not limited to:

●	our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all;

●	our ability to continue as a going concern;

●	risks related to the COVID-19 pandemic;

●	the new and unproven nature of our products under development;

●	our ability to achieve customer adoption of our products;

●	our dependence on assets we purchased from a related party;

●	our ability to enhance our brand and increase market awareness;

●	our ability to introduce new products and continually enhance our product offerings;

●	the success of our strategic relationships with third parties;

●	information technology system failures or breaches of our network security;

●	competition from competitors;

●	our reliance on key members of our management team;

●	future litigation; and

●	the impact of the political and security situation in Israel on our business.

The foregoing list sets forth some, but not all, of the factors that could affect our ability to achieve results described in any forward-looking statements. You should read this registration statement and the documents that we reference herein and have filed as exhibits to the registration statement completely and with the understanding that our actual future results may be materially different from what we expect. You should assume that the information appearing in this registration statement is accurate as of the date hereof. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this registration statement, and particularly our forward-looking statements, by these cautionary statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company has historically prepared its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Company’s financial statements filed with this Registration Statement may not be comparable to financial statements prepared in accordance with U.S. GAAP.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.97, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.97, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Capital Structure” in the Company’s Annual Information Form for the fiscal year ended December 31, 2020, attached hereto as Exhibit 99.70.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars.

CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2020, information with respect to the Registrant’s known contractual obligations (in thousands):

	Payments due by period
		Less than				More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years		5 years
Long-Term Debt Obligations	$1,004	$348	$656	$		$
Capital (Finance) Lease Obligations	$20	$10	$10		$-	$-
Operating Lease Obligations	$-	$-	$-		$-	$-
Purchase Obligations	$-	$-	$-		$-	$-
Other Long-Term Liabilities Reflected on Balance Sheet	$-	$-	$-		$-	$-
Total	$1,024	$358	$666		$-	$-

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the initial filing of this Registration Statement on Form 40-F, the Registrant filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities to which this registration statement relates.

Any changes to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z SMART TECHNOLOGIES CORP.

By:	/s/ Bentsur Joseph
Name:	Bentsur Joseph
Title:	Chief Executive Officer

Date: November 1, 2021

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1*	News Release dated January 7, 2020

99.2*	News Release dated January 9, 2020

99.3*	News Release dated January 15, 2020

99.4*	News Release dated January 16, 2020

99.5*	News Release dated January 28, 2020

99.6*	News Release dated February 4, 2020

99.7*	News Release dated January 30, 2020

99.8*	Material Change Report dated February 7, 2020

99.9*	News Release dated February 11, 2020

99.10*	News Release dated March 4, 2020

99.11*	News Release dated March 9, 2020

99.12*	News Release dated March 11, 2020

99.13*	News Release dated March 26, 2020

99.14*	News Release dated April 2, 2020

99.15*	News Release dated April 7, 2020

99.16*	News Release dated April 29, 2020

99.17*	News Release dated May 13, 2020

99.18*	News Release dated June 1, 2020

99.19*	Management’s Discussion and Analysis for the period ended December 31, 2019

99.20*	FORM 13-501F1 Management Certification dated June 10, 2020

99.21*	Management’s Discussion and Analysis for the period ended December 31, 2019

99.22*	Certification of Annual Filings by CFO dated June 10, 2020

99.23*	Certification of Annual Filings by CEO dated June 10, 2020

99.24*	Audited consolidated Financial Statements for the period ended December 31, 2019

99.25*	News Release dated June 10, 2020

99.26*	Condensed Consolidated Interim Financial Statements (Unaudited) for the period ended March 31, 2020

99.27*	Management’s Discussion and Analysis for the period ended March 31, 2020

99.28*	Certification of Interim Filings by CFO dated July 13, 2020

99.29*	Certification of Interim Filings by CEO dated July 13, 2020

99.30*	News Release dated July 20, 2020

99.31*	News Release dated August 4, 2020

99.32*	Certificate of Change of Name dated July 21, 2020

99.33*	Material Change Report dated August 4, 2020

99.34*	News Release dated August 12, 2020

99.35*	News Release dated August 17, 2020

99.36*	News Release dated August 20, 2020

99.37*	News Release dated August 26, 2020

99.38*	Management’s Discussion and Analysis for the period ended June 30, 2020

99.39*	Certification of Interim Filings by CFO dated August 27, 2020

99.40*	Certification of Interim Filings by CEO dated August 27, 2020

99.41*	Condensed Consolidated Interim Financial Statements (Unaudited) for the period ended June 30, 2020

99.42*	News Release dated September 1, 2020

99.43*	News Release dated September 23, 2020

99.44*	News Release dated September 14, 2020

99.45*	News Release dated October 9, 2020

99.46*	News Release dated November 16, 2020

99.47*	Management’s Discussion and Analysis for the period ended September 30, 2020

99.48*	Certification of Interim Filings by CFO dated November 30, 2020

99.49*	Certification of Interim Filings by CEO dated November 30, 2020

99.50*	Condensed Consolidated Interim Financial Statements (Unaudited) for the period ended September 30, 2020

99.51*	News Release dated December 16, 2020

99.52*	News Release dated December 29, 2020

99.53*	News Release dated February 8, 2021

99.54*	News Release dated February 17, 2021

99.55*	News Release dated February 19, 2021

99.56*	News Release dated March 4, 2021

99.57*	Notice of Meeting and Record Date dated March 8, 2021

99.58*	Annual Information Form for the year ended December 31, 2019

99.59*	News Release dated March 13, 2021

99.60*	Notice of Meeting and Record Date (amended) dated March 17, 2021

99.61*	Notice of Meeting dated March 21, 2021

99.62*	Management Information Circular dated March 21, 2021

99.63*	Form of Proxy for Annual and Special Meeting to be held on April 22, 2021

99.64*	Certificate Pursuant to Section 2.20 of National Instrument 54-101 dated March 24, 2021

99.65*	News Release dated April 9, 2021

99.66*	News Release dated April 28, 2021

99.67*	Audited consolidated Financial Statements for the period ended December 31, 2020

99.68*	FORM 13-501F1 Management Certification dated April 30, 2021

99.69*	Management’s Discussion and Analysis for the period ended December 31, 2020

99.70*	Annual Information Form for the year ended December 31, 2020

99.71*	Certification of Annual Filings by CFO dated April 30, 2021

99.72*	Certification of Annual Filings by CEO dated April 30, 2021

99.73*	Material Change Report dated April 28, 2021

99.74*	News Release dated May 11, 2021

99.75*	News Release dated May 14, 2021

99.76*	Condensed Consolidated Interim Financial Statements (Unaudited) for the period ended March 31, 2021

99.77*	Management’s Discussion and Analysis for the period ended March 31, 2021

99.78*	Certification of Interim Filings by CFO dated May 31, 2021

99.79*	Certification of Interim Filings by CEO dated May 31, 2021

99.80*	News Release dated June 3, 2021

99.81*	News Release dated June 8, 2021

99.82**	Form 45-106F1 Report of Exempt Distribution dated June 17, 2021

99.83**	Material Change Report dated June 21, 2021

99.84**	News Release dated July 27, 2021

99.85**	News Release dated August 12, 2021

99.86**	Condensed Consolidated Interim Financial Statements (Unaudited) for the period ended June 30, 2021

99.87**	Management’s Discussion and Analysis for the period ended June 30, 2021

99.88**	Certification of Interim Filings by CFO dated August 30, 2021

99.89**	Certification of Interim Filings by CEO dated August 30, 2021

99.90**	News Release dated September 6, 2021

99.91**	News Release dated September 14, 2021

99.92**	News Release dated September 22, 2021

99.93**	News Release dated September 30, 2021

99.94**	News Release dated October 7, 2021

99.95**	News Release dated October 14, 2021

99.96**	News Release dated October 27, 2021

99.97**	Consent of BDO dated November 1, 2021

*Previously filed.
**Filed herewith.